D E   V I S S E R   G R A Y   LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.

We have audited the consolidated balance sheets of TAG Oil Ltd as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2007 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 6, 2007

Consolidated Balance Sheets
Expressed in Canadian Dollars

As at March 31	2007	2006

Assets
Current
Cash and cash equivalents	$13,425,795	$18,753,695
Amounts receivable and prepaids	375,581	376,334
Inventory (Note 2)	857,004	942,769
	14,658,380	20,072,798
Property and equipment (Note 4)	32,014,990	9,186,599
	$46,673,370	$29,259,397

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,007,588	$2,229,565

Non-current
Future income tax (Note 3)	5,329,492	-
Asset retirement obligations (Note 5)	202,460	-
	6,539,540	2,229,565

Share capital (Note 6)	69,979,631	38,424,949
Contributed surplus	817,642	709,860
Deficit	(30,663,443)	(12,104,977)
	40,133,830	27,029,832
	$46,673,370	$29,259,397

See accompanying notes.

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

For the Years Ended March 31	2007	2006	2005

Revenues
Production revenue	$938,838	$-	$-
Royalties	(43,425)	-	-
	895,413	-	-

Expenses
General and administrative	2,066,665	1,404,864	829,233
Production costs	361,328	-	-
Stock option compensation	107,782	123,829	185,395
Directors & officers insurance	53,192	32,250	-
Wellhead insurance	4,166	-	-
Foreign exchange	(134,530)	(62,080)	212,589
Depletion and depreciation	373,126	7,596	4,512
Accretion	7,109	-	-
	(2,838,838)	(1,506,459)	(1,231,729)

Other Items
Interest income	841,569	399,684	17,352
Write-off of oil and gas properties	(17,246,651)	(358,699)	-
Write-down of inventory	(209,959)	-	-
Gain on sale of marketable securities	-	39,912	-
	(16,615,041)	80,897	17,352

Net loss for the year	(18,558,466)	(1,425,562)	(1,214,377)

Deficit, beginning of year	(12,104,977)	(10,679,415)	(9,465,038)

Deficit, end of year	$(30,663,443)	$(12,104,977)	$(10,679,415)

Loss per share	$(0.22)	$(0.04)	$(0.09)

Weighted average number of shares
outstanding	82,576,286	37,330,058	13,111,779

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

For the Years Ended March 31	2007	2006	2005

Operating Activities
Net loss for the year	$(18,558,466)	$(1,425,562)	$(1,214,377)
Changes in non-cash operating items:
Amortization	49,104	7,596	4,512
Stock option compensation	107,782	123,829	185,395
Write-off of oil and gas properties	17,246,651	358,699	-
Write-down of inventory	209,959	-	-
Accretion	7,109	-	-
Depletion	324,022	-	-
Inventory	(124,194)	(942,769)	-
Gain on sale of marketable securities	-	(39,912)	-
	(738,033)	(1,918,119)	(1,024,470)
Changes in non-cash working capital accounts:
Amounts receivable and prepaids	753	(191,990)	(143,649)
Due to/from related parties	-	-	(9,960)
Accounts payable and accrued liabilities	82,773	71,261	66,485
Cash used in operating activities	(654,507)	(2,038,848)	(1,111,594)

Financing Activities
Issuance of common shares	28,054,682	20,371,485	7,437,513
Repurchase of common shares	-	-	(7,338)
Cash provided by financing activities	28,054,682	20,371,485	7,430,175

Investing Activities
Property and equipment expenditures	(32,728,075)	(5,991,089)	(826,112)
Proceeds from sale of marketable securities	-	43,212	-
Cash used in investing activities	(32,728,075)	(5,947,877)	(826,112)

Net increase (decrease) in cash during the year	(5,327,900)	12,384,760	5,492,469
Cash and cash equivalents - Beginning of year	18,753,695	6,368,935	876,466
Cash and cash equivalents - End of year	$13,425,795	$18,753,695	$6,368,935

See accompanying notes.

Supplementary disclosures:

Interest received	$841,569	$399,684	$17,352

Non-cash investing activities:

The Company incurred $772,776 (2006: $2,077,526 and 2005: $465,643) in exploration expenditures which amounts were in accounts payable at year end. The Company also recorded an aggregate of $8,979,136 in non-cash acquisition costs related to the acquisition of Cheal Petroleum Limited as more fully described in the accompanying notes.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2007 and 2006
Expressed in Canadian Dollars

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (British Columbia) and had continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). As approved by shareholders at the Company’s annual general meeting held on September 22, 2006, the Company continued from the legal jurisdiction of the Yukon Territory back to the Province of British Columbia and adopted a new set of articles appropriate to British Columbia on October 12, 2006. Its major activity is the exploration and development of international oil and gas properties.

The Company is in the process of exploring, developing and producing from its oil and gas properties and has one oil and gas property that contains reserves that are economically recoverable. The success of the Company’s exploration and development of its oil and gas properties is influenced by significant financial and legal risks, as well as commodity prices and the ability of the Company to discover additional economically recoverable reserves and to bring such reserves into future profitable production. In addition, the Company must continue to obtain sufficient financing to develop its properties towards planned principal operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, that affect the Company, are described in note 11.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: TAG Oil (NZ) Limited, TAG Oil (Canterbury) Limited and Cheal Petroleum Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevents the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

c)	Joint Operations

Substantially all of the Company's activities relate to the exploration for oil and gas. To the extent that these activities are conducted jointly with other companies, the accounts reflect only the Company's proportionate interest in these activities.

d)	Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into Canadian dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Fair Value of Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

g)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration and development using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs are discounted using a risk-free interest rate.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

h)	Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

i)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue shares and the date of share issuance.

j)	Stock-based Compensation

The Company has a stock based compensation program for officers, directors, employees and consultants.

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is created using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

k)	Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

l)	Asset retirement obligation

Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2007 the Company has $202,460 in asset retirement obligations.

m)	Inventory

Inventory is valued at the lower of cost and net realizable value with cost being determined using a specific identification basis. Inventory consists of field operation consumables.

n)	Oil and gas revenue recognition

Sales of oil and gas are recognized in the period in which the product is delivered to the customer.

o)	Acquisitions

Acquisitions are accounted for using the purchase method. Where an entity becomes part of the Company during the year, the results of the entity are included in the consolidated results from the date that control commenced. When an entity is acquired, all identifiable assets and liabilities are recognized at their fair value at the acquisition date. The fair value does not take into consideration any future intentions by the Company.

NOTE 3 – ACQUISITION OF CHEAL PETROLEUM LIMITED, PEP 38757 LIMITED AND PEP 38758 LIMITED

On June 16, 2006 the Company acquired all of the issued and outstanding shares of Cheal Petroleum Limited, PEP 38757 limited and PEP 38758 Limited (collectively referred to as “Cheal”) all of which are arms length oil and gas companies. The Cheal acquisition was accounted for by the purchase method and the shares were acquired for an aggregate of $16,439,074 by the issuance of 5,000,000 common shares of the Company priced at $0.70 per share plus cash consideration of $12,939,074. Refer also to note 8.

The acquisition was accounted for as of the closing date with the purchase price allocated to the assets and liabilities as shown below:

Calculation of purchase price

Cash for purchase of shares	$12,839,074
Fair value of shares issued	3,500,000
Transaction costs	100,000
$16,439,074

Allocation of purchase price

Oil and gas properties	$22,168,070
Equipment	346,837
Asset retirement obligations	(149,644)
Future income taxes	(5,329,492)
Working capital	(596,697)
$16,439,074

NOTE 4 – PROPERTY AND EQUIPMENT

				Depletion
				Recoveries
	Working	Net Book	Additions	Write-offs	Net Book
	Interest	Value at	During the	During the	Value at
	%	March 31, 2006	Period	Period	March 31, 2007
Oil and Gas Properties
New Zealand
Proved
PMP 38156-S	30.5	$-	$23,690,514	$(324,022)	$23,366,492
Unproved:
New Zealand:
PMP 38153	15.00	9,597	11,589	-	21,186
PMP 38156-D	15.10	-	1,818,599	-	1,818,599
PMP 38157	25.00	4,342	8,644,599	(7,899,641)	749,300
PEP 38256	100.00	417,568	71,186	(488,754)	-
PEP 38258	-	79,167	213,489	(292,656)	-
PEP 38260	-	512,885	111,266	(624,151)	-
PEP 38341	35.50	523,150	33,537	(556,687)	-
PEP 38342	35.50	502,635	30,896	-	533,531
PEP 38732	-	1,000	50,073	(51,073)	-
PEP 38736	-	29,843	11,113	(40,956)	-
PEP 38738-S	30.50	-	-	-	-
PEP 38738-D	15.10	-	-	-	-
PEP 38741	45.00	1,637,891	777,331	-	2,415,222
PEP 38744	-	-	37,353	(37,353)	-
PEP 38745	83.33	554,925	31,159	(586,084)	-
PEP 38746	16.67	95,538	86,023	-	181,561
PEP 38748	33.33	-	18,765	-	18,765
PEP 38751	33.33	563,522	7,307	(570,829)	-
PEP 38757	100.00	2,466,661	66,436	(2,533,097)	-
PEP 38758	100.00	983,650	2,303,203	(3,286,853)	-
PEP 38765	38.30	690,155	151,509	(202,180)	639,484
PEP 38766	-	-	21,218	(21,218)	-
PEP 38767	-	83,234	38,019	(121,253)	-
New interests	-	-	136,046	(136,046)	-
		9,155,763	38,361,230	(17,772,853)	29,744,140
Production equipment		-	2,191,243	-	2,191,243
Office equipment		30,836	97,875	(49,104)	79,607

Total Unproved		$9,186,599	$40,650,348	(17,821,957)	$32,014,990

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

The Company’s joint venture partner in PEP 38260 purported to cancel its agreement with the Company and revoke the Company’s right to explore in the permit area, claiming the Company is in default of its obligations. The Company strongly denies the claims made by the partner in the permit and is taking legal advice; however, as a result of the uncertainty related to the permit, the Company has chosen to write-off the costs associated with PEP 38260. To complete the acquisition of the Company’s interest in PMP 38157 the Company is required to plug and abandon the Radnor-1a well prior to the operator of the permit formally requesting approval of the assigniment of interest from the Ministry of Economic Development as required. The Company has written down its interest in PMP 38157 to NZ$1.0 million, representative of the estimated value net of any residued obligations, which remain unaccrued.

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”), PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 (CDN$12,839,074), 5 million shares of the Company and a 0.775% gross over-riding royalty on PEP 38738-D. PEP 38757 Limited and PEP 38758 Limited were subsequently removed from the companies register in New Zealand as they did not contain any assets.

During the year-ended March 31, 2007, mining permit “PMP 38156” was granted which covers both the shallow and deep areas of a 30.3 square kilometer area of PEP 38738-S and PEP 38738-D, with the remaining 16.1 square kilometers of the original permit continuing to be held in PEP 38738.

During the year ended March 31, 2007 the Company relinquished its interests in PEP 38258, PEP 38732, PEP 38736, PEP 38744, PEP 38766 and PEP 38767 and has written-off the costs associated with each permit. The Company also elected to write-off all costs associated with its interests in PEP 38757, PEP 38341, PEP 38751, PEP 38256 and PEP 38758 after an assessment was completed that determined that the costs related to each permit were unlikely to be recovered. The Company also wrote-off certain costs associated with PMP 38157 that at March 31, 2007, the Company deemed to be unrecoverable.

Refer to Note 9

NOTE 5 – ASSET RETIREMENT OBLIGATIONS

The following is a continuity of asset retirement obligations for the year ended March 31, 2007:

Balance at March 31, 2006	$-
Liability assumed on acquisition of Cheal	149,644
Additional liabilities incurred	45,707
Accretion expense	7,109
Balance at March 31, 2007	$202,460

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity and, during the year ended March 31, 2007, the Company recorded an additional liability of $45,707 as a result of the four additional wells being drilled on PMP 38156-S. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $303,054 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Refer to Note 3

NOTE 6 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2005	26,026,081	$18,053,464
Exercise of share purchase warrants	9,066,500	6,395,039
Private placement	11,538,500	13,976,446
Balance at March 31, 2006	46,631,081	$38,424,949
Private placement, net of issue costs	40,000,000	28,054,682
Acquisition of Cheal Petroleum Limited	5,000,000	3,500,000
Balance at March 31, 2007	91,631,081	$69,979,631

During the 2007 fiscal year the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of $0.75 per share.

On June 16, 2006 the Company issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

Refer to Note 3 and 4

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of	Weighted Average
	Share Purchase Warrants	Exercise Price (1)
Balance at March 31, 2005	9,608,995	$ 0.71
Exercised	(9,066,500)	0.70
Issued during the year	400,000	1.30
Balance at March 31, 2006	942,495	1.09
Expired during the year	(942,495)	1.09
Balance at March 31, 2007	-	$ -

(1) Certain share purchase warrants that expired are denominated in US dollars and had been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At March 31, 2007 there are no share purchase warrants outstanding.

c)	Incentive Stock Options

The Company has a stock option plan for the granting of stock options to directors, employees and service providers. Under the terms of the stock option plan, the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and per the guidelines of the TSX Venture Exchange. The options maximum term is five years and must vest over a minimum of eighteen months.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2005	790,000	$ 0.76
Cancelled/Expired	(165,000)	0.76
Granted during the year	400,000	0.95
Balance at March 31, 2006	1,025,000	0.83
Granted during the year	935,000	0.69
Balance at March 31, 2007	1,960,000	0.76

(1)	Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the year-end closing exchange rate of the year of grant.

At March 31, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
125,000	US$0.65	February 2, 2010
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.95	July 29, 2010
150,000	$1.30	November 22, 2010
150,000	$0.66	January 2, 2011
100,000	$0.90	April 25, 2011
625,000	$0.70	August 2, 2011
60,000	$0.52	November 22, 2011
150,000	$0.57	February 1, 2012
1,960,000

During the 2007 fiscal year, the Company granted options to four directors and one employee to purchase 625,000 common shares at a price of $0.70 per share vesting over eighteen months with an expiry date of August 2, 2011. The Company also granted three employees options to purchase 100,000, 60,000 and 150,000 common shares at prices of $0.90, $0.52 and $0.57 per share, respectively, all of which vest over two years.

During the 2006 fiscal year, the Company granted options to three directors and one employee to purchase 400,000 common shares vesting over eighteen months with expiry dates ranging from May 10, 2010 to January 2, 2011 and exercisable at either US$0.65,US$ 0.95, CDN$0.66 or CDN$1.30 per share.

During the current fiscal year, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the dates of grant of $0.13 per option share granted (2006: $0.31 per option share granted) for a total option benefit of $107,782 (2006: $123,829).

Refer to Note 9

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments for fiscal 2007 under various agreements relating to permits held at March 31, 2007 are as follows:

		Work Commitment or Obligation
Oil and Gas Property	Working Interest %	to March 31, 2008
PMP 38153	15.00	$ 1,125,000
PMP 38156-S	30.50	5,500,000
PMP 38156-D	15.10	825,000
PMP 38157	33.33	425,000
PEP 38342	35.50	850,000
PEP 38738-S	30.50	8,000
PEP 38741	45.00	900,000
PEP 38746	16.67	5,000
PEP 38748	33.33	10,000
PEP 38765	38.30	17,000
Total		$ 9,665,000

NOTE 8 - INCOME TAXES

	2007	2006

Net loss for the year	$(18,558,466)	$(1,425,562)
Expected income recovery	(6,130,199)	(496,582)
Net adjustment for amortization, deductible and non-deductible amounts	(160,257)	(30,007)
Unrecognized benefit of current non-capital loss	6,290,456	526,589
Total income taxes	$-	$-

A reconciliation of income taxes at statutory rates and the significant components of the Company’s future income tax assets are as follows:

	2007	2006
Future income tax assets:
Net property and equipment carrying amounts in excess of tax pools	$(7,533,161)	$(1,736,065)
Non-capital loss carryforwards	10,818,832	6,170,975
	3,285,671	4,434,910
Valuation allowance	(3,285,671)	(4,434,910)
	-	-
Purchase of Cheal	5,329,492	-
Net future tax liabilities	$5,329,492	$-

During the current fiscal year the Company recorded a future income tax liability on its acquisition of Cheal due to the excess of the allocated cost of the property for consolidated accounting purposes over the tax pools applicable to these assets in the corporate entity acquired. In the acquisition the Company’s carrying cost of the Cheal assets for consolidated accounting purposes, as otherwise determined, was increased by this notional $5,329,492 future tax liability assumed. This liability is not currently payable and the Company has no current intention of creating a statutory liability for such an amount in the future. Refer also to note 3.

The Company has non-capital losses of approximately $4.31 million (2006 - $3.45 million), which are available to reduce future taxable income in Canada, which expire between 2007 and 2027. Subject to certain restrictions the Company also has mineral property expenditures of approximately $4.15 million (2006 - $4.15 million) available to reduce taxable income in future years.

At March 31, 2007, the Company also has losses and deductions of approximately NZ$28.8 million (March 31, 2006 - NZ$16.9 million) available to offset future taxable income earned in New Zealand.

NOTE 9 – SUBSEQUENT EVENTS

During the period subsequent to March 31, 2007 the following occurred:

a)	Stock options

Certain options to purchase 475,000 common shares of the Company at an average price of $0.76 were cancelled.

Property and equipment

The Company relinquished permits PEP 38256, PEP 38341, PEP 38757 and PEP 38751 after a technical assessment of data acquired to date was completed.

The Company reached an out of court settlement with respect to PEP 38260.

NOTE 10 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in two geographical regions, therefore information on country segments is provided as follows:

2007	Canada	New Zealand	Total Company
Production income:
Revenue	$-	$938,838	$938,838
Royalty expenses	-	(43,425)	(43,425)
		895,413	895,413
Expenses:
General and administrative -net	940,959	1,125,706	2,066,665
Production costs	-	361,328	361,328
Stock option compensation	107,782	-	107,782
insurance	53,192	4,166	57,358
Foreign exchange	175,480	(310,010)	(134,530)
Depletion and depreciation	6,432	366,694	373,126
Accretion	-	7,109	7,109
	(1,283,845)	(1,554,993)	(2,838,838)

Other items
Interest income	756,622	84,947	841,569
Write-down of inventory	-	(209,959)	(209,959)
Write-off of property and equipment	-	(17,246,651)	(17,246,651)
	756,622	(17,371,663)	(16,615,041)

Net loss for the year	$(527,223)	$(18,031,243)	$(18,558,466)

Total assets	12,185,420	34,487,950	46,6763,370
Capital expenditures for the year	-	32,728,075	32,728,075

NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)	Foreign Currency Translation

Under U.S. GAAP, the functional currency for each of the Company's foreign subsidiaries is the local currency of each subsidiary. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders’ equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the stockholders’ equity section on the balance sheet.

	March 31,	March 31,
	2007	2006
Property and Equipment under Canadian GAAP	$32,014,990	$9,155,763
Foreign currency translation adjustment	2,731,456	(1,258,323)
Cumulative historical adjustments	(1,172,794)	85,529
Oil and gas properties under U.S. GAAP	$33,573,632	$7,982,969

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2007 and 2006 would be $48,232,032 and $28,086,603, respectively.

b)	Stockholders’ Equity

	i)	Common Stock

During the 2004 fiscal year, the Company began recording, under Canadian GAAP, the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2007	2006
Common stock under Canadian GAAP	$69,979,631	$38,424,949
Cumulative historical adjustments	3,042,858	3,042,858
Common stock under U.S. GAAP	$73,022,489	$41,467,807

ii)	Foreign Currency Translation Adjustment

The effects of Note 9(a) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2007	2006
Foreign currency translation
adjustment under Canadian GAAP	$-	$-
Foreign currency translation adjustment	2,731,456	(1,258,323)
Cumulative historical adjustments	(1,172,794)	85,529
Foreign currency translation adjustment under U.S. GAAP	$1,558,662	$(1,172,794)

As a result of this adjustment, total stockholders’ equity under U.S. GAAP as at March 31, 2007 and 2006 would be $36,706,065 and $25,857,038, respectively.